EXHIBIT 16.1








October 11, 1999



Securities and Exchange Commission
Washington, D.C.   20549

Ladies and Gentlemen:

We were previously principal accountants for Union Bankshares Corporation and, under the date of February 9, 1999, except as to Note 14, which was as of February 11, 1999, we reported on the consolidated financial statements of Union Bankshares Corporation and subsidiaries as of and for the years ended December 31, 1998 and 1997. On October 1, 1999, our appointment as principal accountants was terminated. We have read Union Bankshares Corporation's statements included under Item 4 of its Form 8-K dated October 4, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with Union Bankshares Corporation's statement that Yount, Hyde & Barbour, P.C. was selected by the audit committee or that the change was approved by the board of directors.

Very truly yours,


/s/ KPMG LLP